RAPT THERAPEUTICS, INC.

561 Eccles Avenue

South San Francisco, California 94080

October 28, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Sonia Bednarowski Mr. Dietrich King Ms. Sasha Parikh Mr. Jim Rosenberg

Re:	RAPT Therapeutics, Inc. Registration Statement on Form S-1, as amended (File No. 333-232572) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, RAPT Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on October 30, 2019, or as soon thereafter as possible, or at such other time as the Registrant may request by telephone to the Staff. The Registrant hereby authorizes each of Michael Tenta, Sale Kwon and Ryan James of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Michael Tenta of Cooley LLP at (650) 843-5636 or, in his absence, Ryan James of Cooley LLP at (650) 843-5846.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Registrant’s request for acceleration of the effectiveness of the Registration Statement.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

RAPT THERAPEUTICS, INC.

By:	/s/ Eric Hall

Name:	Eric Hall
Title:	Interim Chief Financial Officer and Secretary

[SIGNATURE PAGE TO ACCELERATION REQUEST LETTER]